Exhibit 99.2

PARAGON SHIPPING INC.

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 12, 2016

AMENDED AND RESTATED

PROXY STATEMENT

TIME, DATE AND PLACE OF SPECIAL MEETING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Paragon Shipping Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “Paragon”), of proxies from the holders of our common stock, par value $0.001 per share, for use at a Special Meeting of Shareholders (the “Special Meeting”) to be held at the principal executive offices of Paragon Shipping Inc. at 15 Karamanli Ave., 166 73 Voula, Greece, at 12:00 pm Greek time/5:00 am Eastern Standard Time, on February 12, 2016, and at any adjournments or postponements thereof, pursuant to the enclosed Notice of Special Meeting.

Please note that this proxy statement for the Special Meeting amends and restates the proxy statement dated December 24, 2015, which stated that the Special Meeting will be held on January 26, 2016. The Company has adjourned the meeting to February 12, 2016 and is providing this amended and restated proxy statement to provide additional disclosure to the Company’s shareholders.

The approximate date this Proxy Statement is being sent to shareholders is January 21, 2015. Shareholders should review the information provided herein or made available in conjunction with our Special Meeting. The Notice of Special Meeting of Shareholders and related materials, including the Company's 2014 annual report containing the Company's audited financial statements for the fiscal year ended December 31, 2014 (the "2014 Annual Report"), which accompany this proxy statement, are also available on the Company's website at http://www.paragonship.com/agm-materials.php.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Special Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Special Meeting.

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Special Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so. In addition, we have engaged Alliance Advisors, LLC, 200 Broadacres Drive, 3rd Floor, Bloomfield, New Jersey 07003 as our proxy solicitor to help us solicit proxies from brokers, banks or other nominees. We will pay Alliance Advisors, LLC a fee of approximately $5,000, plus $2,000 in costs and expenses, relating to the solicitation of proxies for the Special Meeting.

PURPOSE OF THE SPECIAL MEETING

At the Special Meeting, our shareholders will consider and vote upon the following matter:

1.	To consider and vote upon a proposal to grant discretionary authority to the Company’s Board of Directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-50 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-50, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Special Meeting.

Unless contrary instructions are indicated on your proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted in favor of the proposal described in the Notice of Special Meeting. The Board of Directors knows of no other business that may properly come before the Special Meeting; however, if other matters properly come before the Special Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment. In the event a shareholder specifies a different choice by means of the shareholder's proxy, the shareholder’s shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board of Directors previously set the close of business on December 14, 2015 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Special Meeting (“Record Date”). As of the Record Date, there were 25,144,685 shares of our common stock that are entitled to be voted at the Special Meeting. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Special Meeting.

The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Special Meeting is necessary to constitute a quorum.

The affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Special Meeting will be required to approve the granting of discretionary authority to the Company’s Board of Directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-50 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-50, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Special Meeting, and for any other proposals that may come before the Special Meeting. If less than a majority of the outstanding shares entitled to vote is represented at the Special Meeting, a majority of the shares so represented may adjourn the Special Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.

Prior to the Special Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Special Meeting and will be counted as votes cast at the Special Meeting, but will not be counted as votes cast for or against any given matter.

PROPOSAL 1: REVERSE SPLIT OF THE COMMON STOCK OF THE COMPANY

Our Board of Directors has adopted resolutions (1) declaring that submitting an amendment to the Company’s Amended and Restated Articles of Incorporation to effect the Reverse Stock Split of our issued and outstanding Common Stock, as described below, was advisable and (2) directing that a proposal to approve the Reverse Stock Split be submitted to the holders of our Common Stock for their approval.

The form of the proposed amendment to the Company’s Amended and Restated Articles of Incorporation to effect reverse stock splits of our issued and outstanding Common Stock will be substantial as set forth on Appendix A (subject to any changes required by applicable law).  Approval of the proposal would permit (but not require) our Board of Directors to effect one or more reverse stock splits of our issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-fifty, with the exact ratio to be set at a number within this range as determined by our Board of Directors in its sole discretion, provided that the Board of Directors determines to effect the Reverse Stock Split and such amendment is filed with the appropriate authorities in the Marshall Islands no later than one year after the date of our Special Meeting. The Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds one-for-fifty. We believe that enabling our Board of Directors to set the ratio within the stated range will provide us with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for our shareholders.  In determining a ratio, if any, following the receipt of shareholder approval, our Board of Directors may consider, among other things, factors such as:

•	the continuing listing requirements of various stock exchanges;

•	the historical trading price and trading volume of our Common Stock;

•	the number of shares of our Common Stock outstanding;

•	the then-prevailing trading price and trading volume of our Common Stock and the anticipated impact of the Reverse Stock Split on the trading market for our Common Stock;

•	the anticipated impact of a particular ratio on our ability to reduce administrative and transactional costs; and

•	prevailing general market and economic conditions.

Our Board of Directors reserves the right to elect to abandon the Reverse Stock Split, including any or all proposed reverse stock split ratios, if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of the Company and its stockholders.

Depending on the ratio for the Reverse Stock Split determined by our Board of Directors, no less than two and no more than fifty shares of existing Common Stock, as determined by our Board of Directors, will be combined into one share of Common Stock.  The Company shall not effect Reverse Stock Splits that, in the aggregate, exceed one-for-fifty. Our Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by holder entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle holders to receive from the Company transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. The amendment to our Articles of Incorporation to effect a Reverse Stock Split, if any, will include only the reverse split ratio determined by our Board of Directors to be in the best interests of our shareholders and all of the other proposed amendments at different ratios will be abandoned.

Background and Reasons for the Reverse Stock Split; Potential Consequences of the Reverse Stock Split

Our Board of Directors is submitting multiple Reverse Stock Splits to our stockholders for approval with the primary intent of increasing the market price of our Common Stock to enhance our ability to meet the continuing listing requirements of the NASDAQ Capital Market and to make our Common Stock more attractive to a broader range of institutional and other investors. The Company currently does not have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the Reverse Stock Split.  In addition to increasing the market price of our Common Stock, the Reverse Stock Split would also reduce certain of our costs, as discussed below.  Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Stock Splits is in the Company’s and our stockholders’ best interests.

We believe that the Reverse Stock Split will enhance our ability to maintain the necessary price for continued listing on the NASDAQ Capital Market.  The NASDAQ Capital Market requires, among other items, an initial bid price of least $4.00 per share and following initial listing, maintenance of a continued price of at least $1.00 per share.  Reducing the number of outstanding shares of our Common Stock should, absent other  factors, increase the per share market price of our Common Stock, although we cannot provide any assurance that our minimum bid price would remain following the Reverse Stock Split over the minimum bid price requirement of any such stock exchange.

On May 14, 2015, we received a letter from The NASDAQ Stock Market LLC stating that, for the previous 30 consecutive business days, the bid price of our common stock closed below the minimum $1.00 per share, the minimum closing bid price required by the continued listing requirements of NASDAQ set forth in Listing Rule 5550(a)(2).  We had an initial 180 calendar days, which expired on November 10, 2015 (the “Initial Compliance Period”), to regain compliance with the “Minimum Bid Price Rule”, by maintaining a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days during the Compliance Period.  We did not regain compliance by November 10, 2015, however, we were eligible for an additional grace period of 180 calendar days, as we satisfied the continued listing requirement for market value of publicly held shares and all other initial listing standards (with the exception of the Minimum Bid Price Rule) for listing on The NASDAQ Capital Market, and submitted a timely notification to NASDAQ of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split of our common stock, if necessary. This Reverse Stock Split will satisfy our commitment to NASDAQ to meet the continued listing criteria. In addition, to the extent necessary under any agreements with third parties, we will effectuate a Reverse Stock Split to ensure compliance with our obligations thereunder.

Additionally, we believe that the Reverse Stock Split will make our Common Stock more attractive to a broader range of institutional and other investors, as we have been advised that the current market price of our Common Stock may affect its acceptability to certain institutional investors, professional investors and other members of the investing public.  Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers.  In addition, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers.  Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.  We believe that the Reverse Stock Split will make our Common Stock a more attractive and cost effective investment for many investors, which will enhance the liquidity of the holders of our Common Stock.

Reducing the number of outstanding shares of our Common Stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of our Common Stock.  However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our Common Stock.  As a result, there can be no assurance that the Reverse Stock Splits, if completed, will result in the intended benefits described above, that the market price of our Common Stock will increase following the Reverse Stock Splits or that the market price of our Common Stock will not decrease in the future.  Additionally, we cannot assure you that the market price per share of our Common Stock after the Reverse Stock Split will increase in proportion to the reduction in the number of shares of our Common Stock outstanding before the Reverse Stock Split.  Accordingly, the total market capitalization of our Common Stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

Procedure for Implementing the Reverse Stock Split

The Reverse Stock Split, if approved by our stockholders, would become effective upon the filing or such later time as specified in the filing (the “Effective Time”) of a certificate of amendment to our Amended and Restated Articles of Incorporation with the Registrar of Corporation of the Marshall Islands.  The exact timing of the filing of the certificate of amendment that will effect the Reverse Stock Split will be determined by our Board of Directors based on its evaluation as to when such action will be the most advantageous to the Company and our stockholders.  In addition, our Board of Directors reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to filing the amendment to the Company’s Amended and Restated Articles of Incorporation, our Board of Directors, in its sole discretion, determines that it is no longer in our best interest and the best interests of our stockholders to proceed with the Reverse Stock Split.  If a certificate of amendment effecting the Reverse Stock Split has not been filed with the Registrar of Corporations of the Marshall Islands within one year from the Special Meeting, our Board of Directors will abandon the Reverse Stock Split.

Effect of the Reverse Stock Split on Holders of Outstanding Common Stock

Depending on the ratio for the Reverse Stock Split determined by our Board of Directors, a minimum of two and a maximum of fifty shares in aggregate of existing common stock will be combined into one new share of common stock.  Based on 25,144,685 shares of common stock issued and outstanding as of the Record Date, immediately following the reverse split the Company would have approximately 12,572,343 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-2, approximately 1,005,788 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-25, and approximately 502,894 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-50, which is the aggregate ratio allowed under this proposal. Any other ratios selected within such range would result in a number of shares of common stock issued and outstanding following the transaction between 502,894 and 12,572,343 shares.

The actual number of shares issued after giving effect to the Reverse Stock Split, if implemented, will depend on the reverse stock split ratio and the number of reverse stock splits, if any, that are ultimately determined by our Board of Directors.

The Reverse Stock Split will affect all holders of our Common Stock uniformly and will not affect any stockholder’s percentage ownership interest in the Company, except that as described below in “— Fractional Shares,” record holders of Common Stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will be rounded up to the next whole number.  In addition, the Reverse Stock Split will not affect any stockholder’s proportionate voting power (subject to the treatment of fractional shares).

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of Common Stock.  Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

After the Effective Time, our Common Stock will have new Committee on Uniform Securities Identification Procedures (CUSIP) numbers, which is a number used to identify our equity securities, and stock certificates with the older CUSIP numbers will need to be exchanged for stock certificates with the new CUSIP numbers by following the procedures described below.  After the Reverse Stock Split, we will continue to be subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended.  Our Common Stock will continue to be listed on the NASDAQ Capital Market under the symbol “PRGN”, subject to any decision of our Board of Directors to list our securities on another stock exchange. The Reverse Stock Split is not intended as, and will not have the effect of, a “going private transaction” as described by Rule 13e-3 under the Exchange Act.

After the effective time of the Reverse Stock Split, the post-split market price of our common stock may be less than the pre-split price multiplied by the Reverse Stock Split ratio. In addition, a reduction in number of shares outstanding may impair the liquidity for our common stock, which may reduce the value of our common stock.

Authorized Shares of Common Stock

The Reverse Stock Split will not change the number of authorized shares of the Company’s common stock under the Company’s Articles of Incorporation. Because the number of issued and outstanding shares of common stock will decrease, the number of shares of common stock remaining available for issuance will increase. Under our Articles of Incorporation, as amended, our authorized capital stock consists of 780,000,000 shares of common stock, par value $0.001 per share, divided into 750,000,000 shares of Class A common stock and 5,000,000 shares of Class B common stock (none of which are issued and outstanding) and 25,000,000 shares of preferred stock (none of which are issued and outstanding). The Company does not currently have any plans, proposal or arrangement to issue any of its authorized but unissued shares of common stock, other than any shares to be issued in connection with the prospectus supplement dated September 4, 2015 and the Company’s equity incentive plan.

By increasing the number of authorized but unissued shares of common stock, the Reverse Stock Split could, under certain circumstances, have an anti-takeover effect, although this is not the intent of the Board of Directors. For example, it may be possible for the Board of Directors to delay or impede a takeover or transfer of control of the Company by causing such additional authorized but unissued shares to be issued to holders who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines is not in the best interests of the Company or its shareholders. The Reverse Stock Split therefore may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempts the reverse split may limit the opportunity for the Company’s shareholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The Reverse Stock Split may have the effect of permitting the Company’s current management, including the current Board of Directors, to retain its position, and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of the Company’s business. However, the Board of Directors is not aware of any attempt to take control of the Company and the Board of Directors has not approved the Reverse Stock Split with the intent that it be utilized as a type of anti-takeover device.

Beneficial Holders of Common Stock (i.e. stockholders who hold in street name)

Upon the implementation of the Reverse Stock Split, we intend to treat shares held by stockholders through a bank, broker, custodian or other nominee in the same manner as registered stockholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our Common Stock in street name.  However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split.  Stockholders who hold shares of our Common Stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered “Book-Entry” Holders of Common Stock (i.e. stockholders that are registered on the transfer agent’s books and records but do not hold stock certificates)

Certain of our registered holders of Common Stock may hold some or all of their shares electronically in book-entry form with the transfer agent.  These stockholders do not have stock certificates evidencing their ownership of the Common Stock.  They are, however, provided with a statement reflecting the number of shares registered in their accounts.

Stockholders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Stock Split Common Stock, subject to adjustment for treatment of fractional shares.

Holders of Certificated Shares of Common Stock

Stockholders holding shares of our Common Stock in certificated form will be sent a transmittal letter by our transfer agent after the Effective Time.  The letter of transmittal will contain instructions on how a stockholder should surrender his, her or its certificate(s) representing shares of our Common Stock (the “Old Certificates”) to the transfer agent in exchange for certificates representing the appropriate number of whole shares of post-Reverse Stock Split Common Stock (the “New Certificates”).  No New Certificates will be issued to a stockholder until such stockholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent.  No stockholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates.  Stockholders will then receive a New Certificate(s) representing the number of whole shares of Common Stock that they are entitled as a result of the Reverse Stock Split, subject to the treatment of fractional shares described below.  Until surrendered, we will deem outstanding Old Certificates held by stockholders to be cancelled and only to represent the number of whole shares of post-Reverse Stock Split Common Stock to which these stockholders are entitled, subject to the treatment of fractional shares.  Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for New Certificates.  If an Old Certificate has a restrictive legend on the back of the Old Certificate(s), the New Certificate will be issued with the same restrictive legends that are on the back of the Old Certificate(s).

The Company expects that our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates.  No service charges will be payable by holders of shares of Common Stock in connection with the exchange of certificates.  All of such expenses will be borne by the Company.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

The Company does not currently intend to issue fractional shares in connection with the Reverse Stock Split. Therefore, the Company does not expect to issue certificates representing fractional shares. The Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by shareholders entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number.

If the Board of Directors determines to arrange for the disposition of fractional interests by shareholders entitled thereto or to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, shareholders who would otherwise hold fractional shares because the number of shares of common stock they hold before the Reverse Stock Split is not evenly divisible by the ratio ultimately selected by the Board of Directors will be entitled to receive cash (without interest or deduction) in lieu of such fractional shares from either: (i) the Company, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, upon due surrender of any certificate previously representing a fractional share, in an amount equal to such holder's fractional share based upon the volume weighted average price of the common stock as reported on The NASDAQ Capital Market, or other principal market of the common stock, as applicable, as of the date the Reverse Stock Split is effected; or (ii) the transfer agent, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of all old certificate(s), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the transfer agent of all fractional shares otherwise issuable. If the Board of Directors determines to dispose of fractional interests pursuant to clause (ii) above, the Company expects that the transfer agent would conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares of common stock. In this event, such holders would be entitled to an amount equal to their pro rata share of the proceeds of such sale. The Company will be responsible for any brokerage fees or commissions related to the transfer agent's open market sales of shares that would otherwise be fractional shares.

The ownership of a fractional share interest following the Reverse Stock Split will not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board of Directors so determines, to receive the number of shares rounded up to the next whole number, as described above.

Shareholders should be aware that, under the escheat laws of various jurisdictions, sums due for fractional interests that are not timely claimed after the effective time of the Reverse Stock Split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by the Company or the transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, if applicable, shareholders otherwise entitled to receive such funds, but who do not receive them due to, for example, their failure to timely comply with the transfer agent's instructions, will have to seek to obtain such funds directly from the state to which they were paid.

Effect of the Reverse Stock Split on Employee Plans, Options, Restricted Stock Awards and Units, Warrants, and Convertible or Exchangeable Securities

Based upon the reverse stock split ratio determined by the Board of Directors, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of Common Stock.  This would result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares of Common Stock being delivered upon such exercise, exchange or conversion, immediately following the Reverse Stock Split as was the case immediately preceding the Reverse Stock Split.  The number of shares deliverable upon settlement or vesting of restricted stock awards will be similarly adjusted, subject to our treatment of fractional shares.  The number of shares reserved for issuance pursuant to these securities will be proportionately based upon the reverse stock split ratio determined by the Board of Directors, subject to our treatment of fractional shares.

Accounting Matters

The proposed amendment to the Company’s Amended and Restated Articles of Incorporation will not affect the par value of our Common Stock per share, which will remain $0.001 par value per share.  As a result, as of the Effective Time, the stated capital attributable to Common Stock and the additional paid-in capital account on our balance sheet, on aggregate, will not change due to the Reverse Stock Split.  Reported per share net income or loss will be higher because there will be fewer shares of Common Stock outstanding.

Certain Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of our Common Stock

Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of our Common Stock that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to U.S. federal income taxation on a net income basis in respect of our Common Stock (a “U.S. holder”).  A trust may also be a U.S. holder if (1) a U.S. court is able to exercise primary supervision over administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.  An estate whose income is subject to U.S. federal income taxation regardless of its source may also be a U.S. holder.  This summary does not address all of the tax consequences that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors.  This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that hold our Common Stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, or (iii) persons that do not hold our Common Stock as “capital assets” (generally, property held for investment).

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  Partnerships that hold our Common Stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this proxy statement.  Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Stock Split.

PLEASE CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. Holders

The Reverse Stock Split should be treated as a recapitalization for U.S. federal income tax purposes.  Therefore, a stockholder generally will not recognize gain or loss on the Reverse Stock Split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-Reverse Stock Split shares. The aggregate tax basis of the post-split shares received will be equal to the aggregate tax basis of the pre-split shares exchanged therefore (excluding any portion of the holder’s basis allocated to fractional shares), and the holding period of the post-split shares received will include the holding period of the pre-split shares exchanged. A holder of the pre-split shares who receives cash will generally recognize gain or loss equal to the difference between the portion of the tax basis of the pre-split shares allocated to the fractional share interest and the cash received. Such gain or loss will be a capital gain or loss and will be short term if the pre-split shares were held for one year or less and long term if held more than one year. No gain or loss will be recognized by us as a result of the Reverse Stock Split.

No Appraisal Rights

Under Marshall Islands law and our charter documents, holders of our Common Stock will not be entitled to dissenter’s rights or appraisal rights with respect to the Reverse Stock Split.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO AUTHORIZE A REVERSE STOCK SPLIT OF OUR ISSUED AND OUTSTANDING COMMON STOCK.

MANAGEMENT

Set forth below is certain information concerning our directors and our executive officers as of January 11, 2016:

			Term
Name	Age	Position	Expires
Michael Bodouroglou	61	Chairman, President, Chief Executive Officer and Class C Director	2018
Nikolas Arachovas	41	Chief Financial Officer	—
George Skrimizeas	50	Chief Operating Officer	—
Nigel D. Cleave	57	Class B Director	2017
Dimitrios Sigalas	71	Class A Director	2016
Bruce Ogilvy	73	Class B Director	2017
George Xiradakis	51	Class A Director	2016
Lambros Theodorou	69	Class C Director	2018

Michael Bodouroglou, our founder and Chief Executive Officer, has been involved in the shipping industry in various capacities for more than 35 years. He has served as our Chairman, President, Chief Executive Officer and director since our formation in April 2006. Mr. Bodouroglou also serves as the Chairman, President and Chief Executive Officer of Box Ships Inc., an affiliated company. Mr. Bodouroglou has owned and operated tanker and drybulk vessels since 1993. He is the founder of Allseas Marine S.A. (“Allseas”), which serves as the technical and commercial managing company to our fleet. Prior to 1993, Mr. Bodouroglou was employed as a technical superintendent supervising both tanker and drybulk vessels for various shipping companies. In 1977, Mr. Bodouroglou graduated with honors from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering and in 1978 he was awarded a Master of Science in Naval Architecture. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council, the DNV GL Greek Committee and the Lloyd's Register Hellenic Advisory Committee. He is also a member of China Classification Society Mediterranean Committee (CCS), the RINA Hellenic Advisory Committee (Registro Italiano Navale) and the Greek Committee of Nippon Kaiji Kyokai (ClassNK). He is also member of the Board of the Swedish P&I Club and the Union of Greek Shipowners. Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus, the President of the Hellenic-Australian Business Council (HABC) and an Honorary Fellow of the Institute of Chartered Shipbrokers.

Nikolas Arachovas has been our Chief Financial Officer since December 2015. Mr. Arachovas has been the financial advisor of Allseas since February 2015. From 2009 to 2014, Mr. Arachovas held the position of Vice President of Finance at Excel Maritime Carriers Ltd., while before that he was the Chief Financial Officer of IMS S.A. since 2007. Mr. Arachovas has also served in various finance-related roles with international companies such as Coca-Cola HBC, Deloitte and S&B Industrial Minerals. He graduated from the University of Piraeus in 1996 with a Bachelor’s degree in Maritime Economics, and earned a Master of Business Administration (MBA) from the Athens Laboratory of Business Administration (ALBA) in 1999. Mr. Arachovas is a member of the Business Advisory Committee of the ICMA Center Henley Business School in the U.K. (Master of Science in International Shipping and Finance).

George Skrimizeas has been our Chief Operating Officer since November 2006. Mr. Skrimizeas has been general manager of Allseas since May 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as accounts manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Master of Science in Finance from the University of Leicester, in the United Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics, the Hellenic Management Association and the Hellenic Association of Chief Executive Officers.

Nigel D. Cleave has served as a non-executive director of the Company since November 2006. In January 2011, Mr. Cleave was appointed to his current position of chief executive officer of Videotel, the leading provider of e-learning maritime blended training systems. Prior to this, Mr. Cleave held the position of chief executive officer of Elias Marine Consultants Limited, providing a broad range of professional services. In 2006, Mr. Cleave was appointed chief executive officer of PB Maritime Services Limited, a ship management and marine services company, having previously served as group managing director of Dobson Fleet Management Limited from 1993 to 2006, a ship management company based in Cyprus. From 1991 to 1993, Mr. Cleave held the position of deputy general manager at Cyprus based ship management company Hanseatic Shipping Co. Ltd. and from 1988 to 1991, held various fleet operation roles based in London. From 1975 to 1986, Mr. Cleave held various positions at The Cunard Steamship Company plc, including serving in the ranks of navigating cadet officer to second officer, as well as financial and planning assistant, assistant to the group company secretary and assistant operations manager. Mr. Cleave graduated from the Riversdale College of Technology in the United Kingdom with an O.N.C. in Nautical Science and today is a Fellow of the Chartered Institute of Shipbrokers and the Chairman of the Cayman Islands Shipowners' Advisory Council.

Bruce Ogilvy has served as a non-executive director of the Company since July 2007. From 2003 to 2005 Mr. Ogilvy served as a consultant to Stelmar Tankers (Management) Ltd. and from 1992 to 2002, he was managing director of Stelmar Tankers (U.K.) Ltd., a subsidiary of Stelmar Tankers (Management) Ltd., through which the group's commercial business, including chartering and sale and purchase activities, were carried out. In 1992, Mr. Ogilvy joined Stelios Haj-Ioannou to form Stelmar Tankers (Management) Ltd., and served on its Board of Directors from its inception to 2003. During his ten years with Stelmar Tankers (Management) Ltd., Stelmar Shipping Ltd. completed an initial public offering on the New York Stock Exchange in 2001 and a secondary listing in 2002. Prior to his association with Stelmar Tankers (Management) Ltd., Mr. Ogilvy served in various capacities, including chartering and sale and purchase activities with Shell International. Mr. Ogilvy graduated from Liverpool University, in the United Kingdom, in 1963 with a degree as Ship Master. Mr. Ogilvy served on the Council of Intertanko, an industry body that represents the interests of Independent tanker owners, since 1994 and on its Executive Board from 2003 until 2005. Mr. Ogilvy has been an active member of the Institute of Chartered Shipbrokers for over 30 years and has served as the Chairman of the Trust Fund of the Institute of Chartered Shipbrokers since September 2010, the Vice President of the Institute of Chartered Shipbrokers from October 2012 until November 2014 and since November 2014 the President of the Institute of Chartered Shipbrokers.

Dimitrios Sigalas has served as a non-executive director of the Company since March 2008. Mr. Sigalas served as a maritime journalist for the Greek daily newspaper "Kathimerini" from 1985 to 2008. Mr. Sigalas also served within the chartering department of Glafki (Hellas) Maritime Corporation, an Athens based shipowning company, from 1972 to 2006. In 1980 Mr. Sigalas was appointed to Head of the Dry and Tanker Chartering Department within Glafki (Hellas) Maritime Corporation. Mr. Sigalas graduated from Cardiff University, Wales, with a diploma in Shipping. Mr. Sigalas is also a member of the Institute of Freight Forwarders UK, and has served in the Merchant Navy after his graduation from the Navigation Academy of Hydra.

George Xiradakis has served as a non-executive director of the Company since July 2008. In his banking career (1991-1998) he served as Vice President of Credit Lyonnais Shipping Group and Head of European Shipping finance activities and as Head of Greek, Indian and Middle East Shipping. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry. Mr. Xiradakis also provides financial advice to international shipping banks, shipping companies, as well as international and state organizations. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Metropolitan University, formerly known as City of London Polytechnic, and a Master of Science in Maritime Studies from the University of Wales College of Cardiff. Mr. Xiradakis is a member of the Board of Directors of DryShips Inc. (NASDAQ: DRYS) and from 2008 to 2009, Mr. Xiradakis was a member of the Board of Directors of Aries Maritime Transport, which has since changed its name to NewLead Holdings Ltd (NASDAQ: NEWL). Mr. Xiradakis is the President of the International Propeller Club of the United States – International Port of Piraeus Board, General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping, Board member of the Greek-China Friendship Association, and also a member of the Mediterranean Committee of China Classification Society, HELMEPA, the Marine Club of Piraeus, and the Sino-Greek Chamber of Commerce. In the past, Mr. Xiradakis also served as the Chairman and President of the National Center of Port Development in Greece and as the Chairman and President of Hellenic Public Real Estate Corporation.

Lambros Theodorou has served as a non-executive director of the Company since May 2015. Mr. Theodorou has over 35 years of experience in the banking sector. He has held executive positions at various banks in Athens, Greece. From 1994 to 2013, Mr. Theodorou served as the Deputy General Manager and head of the Shipping Unit of EFG Eurobank S.A. Prior to this, Mr. Theodorou held the position of Vice-President and Piraeus Shipping Manager of the Shipping Department of The Chase Manhattan Bank N.A, and before that, held various managerial positions in the corporate departments of the bank in Frankfurt, London and Athens. In 1971, Mr. Theodorou graduated from the University of Piraeus in Greece with a Bachelor in Business Administration and, in 1973, was granted a diploma in Management from the Graduate School of Commerce and Business Studies of Athens in Greece. In 1975, Mr. Theodorou was awarded a Master of Science in Business Operations from the University of Arkansas in the United States of America.

CORPORATE GOVERNANCE

Board Responsibilities, Structure and Requirements

Our Board of Directors oversees, counsels and directs management in our long-term interests and those of our shareholders. The Board’s responsibilities include:

•	Evaluating the performance of, and selecting, our President and Chief Executive Officer and our other executive officers;

•	Reviewing and approving our major financial objectives and strategic and operating plans, business risks and actions;

•	Overseeing the conduct of our business to evaluate whether the business is being effectively managed; and

•	Overseeing the processes for maintaining the integrity of our financial statements and other publicly disclosed information in compliance with law.

Michael Bodouroglou serves as both Chairman of the Board and as our President and Chief Executive Officer. The Board believes that the combined role of Chairman of the Board and President and Chief Executive Officer is the appropriate leadership structure for us at this time. This leadership model provides efficient and effective leadership of our business, and the Board believes Mr. Bodouroglou is the appropriate person to lead both our Board and the management of our business.

We encourage our directors to attend formal training programs in areas relevant to the discharge of their duties as directors. We reimburse directors for all expenses they incur in attending such programs.

All of our directors are expected to comply with our Code of Business Conduct and Ethics and our Insider Trading Policy.

Meetings and Committees of the Board of Directors

The Board and its committees meet throughout the year generally on a quarterly schedule, and hold special meetings and act by written consent from time to time as appropriate. During the fiscal year ended December 31, 2015, our Board of Directors held fifteen (15) meetings and also approved certain actions by unanimous written consent. All of our directors attended at least 75% of the meetings of the Board of Directors and applicable committees on which they served. We strongly encourage all directors to attend our annual meeting of Shareholders, but we have no specific policy requiring attendance by directors at such meetings.

The Board delegates various responsibilities and authority to different Board committees. Committees regularly report on their activities and actions to the full Board. The committees of the Board of Directors are the audit committee, the compensation committee, the corporate governance committee, and the nominating committee. The Board has determined that each member of the audit committee, compensation committee, corporate governance committee and nominating committee is an independent director in accordance with the standards adopted by the NASDAQ Stock Market. Our Board or the applicable committee has adopted written charters for the audit, compensation, nominating and corporate governance committees and has adopted corporate governance guidelines that address the composition and duties of the Board and its committees. The charters for the audit, compensation, and nominating and corporate governance committees are posted in the “Profile – Charters of Committees” section of our website at www.paragonshipping.com, and each is available in print, without charge, to any shareholder. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

Audit Committee

Our audit committee consists of Messrs. Cleave, Ogilvy, Xiradakis and Theodorou, each of whom is an independent director. Mr. Xiradakis has been designated the “Audit Committee Financial Expert” under the SEC rules and the current listing standards of the NASDAQ Marketplace Rules.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the NASDAQ Marketplace Rules and the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Cleave, Ogilvy, Sigalas and Theodorou, each of whom is an independent director. The compensation committee reviews and approves the equity compensation of our executive officers. Currently, we do not pay cash compensation to our executive officers. We have entered into a services agreement with Allseas, which is an entity controlled by Mr. Bodouroglou, pursuant to which Allseas provides us services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Cleave, Sigalas, Xiradakis and Theodorou, each of whom is an independent director. The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors and to ensure that we have and follow appropriate corporate governance standards.

In connection with the selection and nomination process, the nominating committee, along with the full Board of Directors, shall consider and determine the desired experience, mix of skills and other qualities necessary to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board. The criteria for selecting directors includes such factors as (i) the candidate’s ability to comprehend the Company’s strategic goals and to help guide the Company towards the accomplishment of those goals; (ii) the history of the candidate in conducting his/her personal and professional affairs with the utmost integrity and observing the highest standards of values, character and ethics; (iii) the candidate's time availability for in-person participation at Board and committee meetings; (iv) the candidate’s judgment and business experience with related businesses or other organizations of comparable size; (v) the knowledge and skills the candidate would add to the Board and its committees, including the candidate's knowledge of the rules and regulations of the SEC and the NASDAQ Stock Market, and accounting and financial reporting requirements; (vi) the candidate's ability to satisfy the criteria for independence established by the SEC and the NASDAQ Stock Market; and (vii) the interplay of the candidate's experience with the experience of other Board members.

Although the Company does not have a formal procedure, the nominating committee will consider all candidates recommended by the Company’s shareholders. The Company is relatively small and our shares of common stock are not widely held. As a result, the Company does not believe the adoption of a formal policy for consideration of shareholder nominees is appropriate at this time.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee (i) has ever been an officer or employee of us, (ii) had any relationship requiring disclosure by us under SEC rules, or (iii) is an executive officer of another entity where one of our executive officers serves on the Board of Directors.

Director Independence

Our securities are listed on the NASDAQ Stock Market and we are exempt from certain NASDAQ listing requirements including the requirement that our board be composed of a majority of independent directors. The Board of Directors has evaluated whether each of Messrs. Cleave, Ogilvy, Xiradakis, Sigalas and Theodorou is an “independent director” within the meaning of the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, such as that the director is not our employee and has not engaged in various types of business dealings with us. In addition, as further required by the NASDAQ requirements, the Board of Directors made a subjective determination as to each of Messrs. Cleave, Ogilvy, Xiradakis, Sigalas and Theodorou that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. In making this determination, the Board of Directors reviewed and discussed information provided by each of Messrs. Cleave, Ogilvy, Xiradakis, Sigalas and Theodorou with regard to his business and personal activities as they may relate to us and our management. After reviewing the information presented to it, our Board of Directors has determined that each of Messrs. Cleave, Ogilvy, Xiradakis, Sigalas and Theodorou is “independent” within the meaning of such rules. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.

Shareholder Communication with the Board of Directors

Although our Board of Directors has not adopted a formal procedure for shareholders to communicate in writing with members of the Board of Directors, any such communications received by the Company will be forwarded to our Board of Directors. Because our Board of Directors is relatively small, and our shares of common stock are not widely held, the Company has not deemed it necessary to adopt a formal communication procedure at this time.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines. The corporate governance committee is responsible for overseeing these guidelines and making recommendations to the Board concerning corporate governance matters. Among other matters, the guidelines address the following items concerning the Board and its committees:

•	Director qualifications generally and guidelines on the composition of the Board and its committees;

•	Director responsibilities and the standards for carrying out such responsibilities;

•	Board committee requirements;

•	Director compensation;

•	Director access to management and independent advisors;

•	Director orientation and continuing education requirements; and

•	CEO evaluation, management succession and CEO compensation.

Role of Board in Risk Oversight

We have a risk management process in which management is responsible for managing our risks and the Board and its committees provide review and oversight in connection with these efforts. Risks are identified, assessed and managed on an ongoing basis by management and addressed during periodic senior management meetings, resulting in both Board and committee discussions and public disclosure, as appropriate. The Board is responsible for overseeing management in the execution of its risk management responsibilities and for reviewing our approach to risk management. The Board administers this risk oversight function either through the full Board or through one of its standing committees, each of which examines various components of our enterprise risks as part of its responsibilities. An overall review of risk is inherent in the Board’s consideration of our long and short term strategies, acquisitions and significant financial matters. The audit committee oversees financial risks (including risks associated with accounting, financial reporting, enterprise resource planning, and collectability of receivables), legal and compliance risks and other risk management functions. The other Board committees are involved in the risk assessment process as needed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board of Directors is responsible for the review and approval of “related party transactions” between us and our executive officers, directors or other related persons. Under SEC rules, a related person is a director, officer, nominee for director or 5% or greater shareholder of us since the beginning of our last fiscal year and their immediate family members. Our policies require that each of our directors and executive officers bring any related party transactions to our attention before we enter into the transaction. Upon full disclosure of the details of the proposed transaction to the full Board, the full Board, with the interested director abstaining, considers and votes on the proposed transaction.

Agreements with Our Managers

Management Agreements

Management Agreement with Allseas

We have entered into separate management agreements with Allseas for each of the vessels in our operating fleet, pursuant to which Allseas is responsible for the commercial and technical management functions of our fleet.

Our management agreements with Allseas were amended and restated effective January 2, 2015. Effective from January 2, 2015, we and Allseas mutually agreed to cease a portion of the services that were provided by Allseas under the terms of the original management agreements, which were taken over by Seacommercial Shipping Services S.A. (“Seacommercial”) on substantially similar terms, as discussed further below. Allseas will be still responsible for the technical management and certain aspects of commercial management including, among other things, operations and freight collection services, obtaining insurance for our vessels and finance and accounting functions. Technical management services provided by Allseas includes, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, is the sole shareholder of Allseas.

Under the terms of the amended and restated management agreements, Allseas has agreed to use its best efforts to provide management services upon our request in a commercially reasonable manner and may provide these services directly to us or subcontract for certain of these services with other entities. Allseas has in-house technical management capabilities, which it continues to expand. Allseas remains responsible for any subcontracted services under the management agreements. We have agreed to indemnify Allseas for losses it incurs in connection with the provision of these services, excluding losses caused by the gross negligence or willful misconduct of Allseas, its employees, subcontractors or agents. Under the agreements, Allseas' liability for losses caused solely by its gross negligence or willful default, or that of its employees, agents or subcontractors, is limited to ten times the annual management fee payable under the management agreements, except where such loss resulted from Allseas' intentional or reckless act or omission.

Each amended and restated management agreement has an initial term of five years and automatically renews for additional five-year periods, unless in each case, at least 30 days' advance written notice of termination is given by either party.

Under the amended and restated management agreements, Allseas is entitled to a technical management fee of €666.45 per vessel, per day (or $725.56 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015), for the twelve months commencing June 1, 2015, payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually based on the Eurozone inflation rate. Allseas is also entitled to (i) a superintendent fee of €500.00 per day (or $544.35 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015), for each day in excess of five days per calendar year for which a superintendent performed on site inspection; and (ii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date. We have also entered into management agreements with Allseas relating to the supervision of each our contracted newbuilding vessels, pursuant to which Allseas is entitled to: (i) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessels' delivery to us; (ii) a daily fee of €115.00 (or $125.20 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015) per vessel commencing from the date of the vessel's shipbuilding contract until we accept delivery of the respective vessel; and (iii) €500.00 (or $544.35 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015) per day for each day in excess of five days per calendar year for which a superintendent performed on site inspection. The term of the management agreements expires on the completion of the construction and delivery of the vessels to us and the agreements may be terminated by either party upon 30 days' advance written notice.

Additional vessels that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Brokerage Agreement with Seacommercial

On January 2, 2015, we entered into a Sale & Purchase ("S&P") and Charter Brokerage Services Agreement with Seacommercial, a Liberian company, pursuant to agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, is the sole shareholder and Managing Director of Seacommercial. The services provided under these agreements include, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels under charter, locating, purchasing, financing and negotiating the purchase and sale of our vessels. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least 30 days' advance written notice of termination is given by either party. In addition, the agreements may be terminated by either party for cause, as set forth in the agreements, on at least 30 days' advance written notice. The agreements provide for (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; and (ii) a fee equal to 1.00% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf.

Compensation Agreements

Compensation Agreement with Allseas

We have entered into a compensation agreement with Allseas, which was amended and restated effective January 2, 2015, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with a sum equal to (i) three years of management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $3.3 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015), provided that Allseas will not receive this termination fee in the event that we terminate the agreements with Allseas for cause. The agreement shall continue for so long as Allseas serves as a manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party.

Compensation Agreement with Seacommercial

On January 2, 2015, we entered into a Compensation Agreement with Seacommercial, whereby in the event that Seacommercial is involuntarily terminated as the broker of our fleet (including the termination by Seacommercial of the agreements for cause), we shall compensate Seacommercial with an amount equal to the sum of three years of charter brokerage commissions, based on the fleet at the time of termination, provided that Seacommercial will not receive this termination fee in the event that we terminate the agreements with Seacommercial for cause.

Administrative Services Agreement

We have entered into an administrative service agreement with Allseas, pursuant to which Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities, office cleaning services and information technology services. Allseas is entitled to reimbursement on a quarterly basis of all costs and expenses incurred in connection with the provisions of its services under the agreement.

Accounting Agreement

We have entered into an accounting agreement with Allseas pursuant to which Allseas is entitled to a fee of €250,000 (or $272,175 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015) per annum, payable quarterly, for the provision of financial accounting services, and a fee of $30,000 per vessel per annum, payable quarterly, for the provision of financial reporting services.

On May 18, 2015, we entered into an amended and restated accounting agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of one year to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated accounting agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by us without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, and (ii) compensation equal to three years’ annual financial accounting services fee and financial reporting fee then applicable.

Agreement with Loretto Finance Inc.

We, Allseas, and Loretto Finance Inc. (“Loretto”), a wholly-owned subsidiary of Allseas, have entered into a tripartite agreement, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans we may adopt, we have agreed to issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the agreement, any common shares to be issued to Loretto under the agreement may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties.

Executive Services Agreement

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Allseas is entitled to an executive services fee of €2.9 million (or $3.2 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015) per annum.

On May 18, 2015, we entered into an amended and restated executive services agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of five years to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated executive services agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by us without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, (ii) compensation equal to three years’ annual executive services fee then applicable, and (iii) 3,000,000 of our common shares, issued for no consideration on the date of termination.

Manning Agreements

Allseas subcontracts crewing services relating to our vessels to Crewcare Inc. (“Crewcare”), a Philippines company beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries has entered into a manning agreement with Crewcare. Manning services are provided under the agreements in exchange for a monthly fee of $95 per seaman for all officers and crew who served on board each vessel, plus a recruitment fee of $120 per seaman, payable on a one-off basis. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training. The fees under the manning agreements are subject to amendment on an annual basis.

Cadetship Program Agreement

On October 5, 2013, each of our ship-owning subsidiaries entered into a cadetship program agreement with Crewcare, pursuant to which Crewcare, at its own cost, is responsible for recruiting and training cadets to be assigned to the vessels. These services are being provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for one-year on board training. The agreement has an initial term of one year with the option to renew for one more year by mutual agreement.

Right of First Refusal

Our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, has entered into a letter agreement with us which includes a provision requiring Mr. Bodouroglou to use commercially reasonable efforts to cause each company controlled by Mr. Bodouroglou to allow us to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Bodouroglou or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this letter agreement, Mr. Bodouroglou will notify a committee of our independent directors of any agreement that he or an affiliated entity has entered into to purchase a drybulk carrier and will provide the committee of our independent directors a 7 calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee, within which to decide whether or not to accept the opportunity and nominate a subsidiary of ours to purchase the vessel or vessels, before Mr. Bodouroglou will accept the opportunity or offer it to any of his other affiliates. The opportunity offered to us will be on no less favorable terms than those offered to Mr. Bodouroglou and his affiliates. A committee of our independent directors will require a simple majority vote to accept or reject this offer.

Loan agreement with Box Ships Inc.

On May 27, 2011, we agreed to make available to Box Ships Inc. (“Box Ships”) an unsecured loan of up to $30.0 million for the purpose of partly financing the acquisition of Box Ships' initial fleet and general corporate purposes, including meeting working capital needs, which Box Ships drew in full in May 2011. On March 11, 2013, we agreed to amend the terms of the loan agreement. Pursuant to the amended agreement, we agreed to extend the maturity of the loan for one year, from April 19, 2013 to April 19, 2014. During the remaining term of the loan, Box Ships was required to make quarterly principal installment payments in the amount of $1.0 million each, commencing on April 19, 2013, with a final balloon payment due on the maturity date. In consideration for the amendment of the loan agreement, Box Ships agreed to pay an amendment fee of $65,000 and to increase the margin from 4.0% to 5.0%. On October 18, 2013, Box Ships proceeded with the full repayment of the outstanding balance of the respective loan.

Non-Competition Agreement with Box Ships and Our Chairman, President and Chief Executive Officer

We have entered into an agreement with Box Ships and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, reflecting, among others, for so long as (i) Mr. Bodouroglou is a director or executive officer of both our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, the provisions described below:

Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent, and we will not, directly or indirectly, acquire or charter any containership without the prior written consent of Box Ships. In addition, under the terms of the agreement, we agreed to grant Box Ships a right of first offer on any proposed sale, transfer or other disposition of any containership owned by us. Furthermore, we will also grant Box Ships a right of first refusal over any employment opportunity for a containership presented or available to us with respect to any vessel owned by us, other than our 4,800 TEU containership newbuilding, the C/V Box King, subject to the option agreement with Box Ships described below.

Notwithstanding this agreement, Box Ships may claim business opportunities that would benefit us, such as the hiring of employees, the acquisition of other businesses, or the entry into joint ventures, and in each case other than business opportunities in the drybulk shipping industry, and this could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

If we no longer beneficially own shares representing at least 5% of the total issued and outstanding common shares of Box Ships or Mr. Michael Bodouroglou is no longer a director or executive officer of both our Company and Box Ships, then our obligations under this agreement will terminate.

In the second quarter of 2015, we proceeded with the sale of the total 3,437,500 shares of Box Ships at an average sale price of $0.8542 per share. As a result of the sale, we no longer own any shares of Box Ships and the agreement has been terminated.

Vessel Option Agreement with Box Ships

We entered into an agreement with Box Ships, pursuant to which we granted Box Ships the option to acquire our initial two 4,800 TEU containerships under construction, both of which were scheduled to be delivered to us during the second quarter of 2014, by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. In December 2013, with the consent of Box Ships, we entered into an agreement with Ouhua to cancel one of our two 4,800 TEU containership newbuilding contracts at no cost to us, to transfer the deposit to the remaining vessel and to reduce the contract price from the original $57.5 million to $55.0 million. In addition, following Box Ships' consent, on April 25, 2014, we entered into a memorandum of agreement for the sale of the remaining 4,800 TEU containership newbuilding to an unrelated third party for $42.5 million, less 3% commission. The sale of the vessel and its transfer to the new owners was concluded on May 23, 2014. Following such sale, the vessel option agreement with Box Ships was terminated.

On April 25, 2014, we entered into a memorandum of agreement for the sale of the remaining 4,800 TEU containership newbuilding to an unrelated third party for $42.5 million, less 3% commission. In May 2014, we also agreed with the shipyard to reduce the contract price of the respective vessel by $0.8 million. The sale of the vessel and its transfer to the new owners was concluded on May 23, 2014.

Lease of Office Space

We have entered into a rental agreement to lease office space in Athens, Greece, with Granitis Glyfada Real Estate Ltd., a company beneficially owned by our Chairman, President and Chief Executive Officer. The term of the lease is for five years, expiring on September 30, 2017. Effective October 1, 2012, the monthly rental was €3,000.00 (or $3,266.10 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015), plus 3.6% tax, and thereafter would be adjusted annually for inflation increases in accordance with the official Greek inflation rate.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the Record Date by each of our executive officers and directors, all of our executive officers and directors as a group, and each person or group of affiliated persons who was known to us to be the beneficial owner of 5% or more of the shares of our common stock as of the Record Date.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them. As beneficial owners of shares of common stock, the persons named in the table do not have different voting rights than any other holder of common stock.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned (2)
Michael Bodouroglou (3)	7,056,064	28.06%
Nikolas Arachovas	-	*
George Skrimizeas (4)	43,400	*
Nigel D. Cleave (5)	15,900	*
Bruce Ogilvy (5)	15,900	*
Dimitrios Sigalas	14,400	*
George Xiradakis	14,000	*
Lambros Theodorou	-	*

All directors and executive officers as a group (eight persons) (6)	7,159,664	28.47%

Lloyd I. Miller, III (7)	1,468,514	5.84%

* Less than 1%.

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Paragon Shipping Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.
(2)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. Percentages shown are based on 25,144,685 shares of common stock outstanding as of the Record Date.
(3)	Mr. Bodouroglou beneficially owns 6,586,106 of these shares through Innovation Holdings, a company beneficially owned and controlled by Mr. Bodouroglou and members of his family, and 469,958 of these shares through Loretto, a wholly owned subsidiary of Allseas that is controlled by Mr. Bodouroglou and members of his family.
(4)	Includes 1,500 shares underlying options.
(5)	Includes 500 shares underlying options.
(6)	Includes 2,500 shares underlying options.
(7)	Based upon a Schedule 13G/A filed with the Securities and Exchange Commission on February 5, 2015.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

As a foreign private issuer, Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to our executive officers, directors or holders of 10% or more of our common stock.

COMPENSATION OF MANAGEMENT AND DIRECTORS

Director Compensation

Each of our non-employee directors receives annual compensation in the aggregate amount of €45,000.00 per annum (or $48,991.50 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015), plus reimbursements for actual expenses incurred while acting in their capacity as a director. During 2015, we granted non-vested share awards to entities affiliated with our Chairman, President and Chief Executive Officer and to other directors and officers as described below under the section entitled "Compensation Discussion and Analysis" We do not have a retirement plan for our officers or directors. In addition, each of our non-employee directors is also entitled to incentive compensation, at the discretion of our Board of Directors.

Management Compensation

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Under the amended agreement, after January 1, 2013, Allseas was entitled to an executive services fee of €2.7 million (or $2.9 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015) per annum, payable in equal monthly installments, plus incentive compensation. Effective January 1, 2014, the executive services fee was adjusted to €2.9 million (or $3.2 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015).

On May 18, 2015, we entered into an amended and restated executive services agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of five years to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated executive services agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by us without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, (ii) compensation equal to three years’ annual executive services fee then applicable, and (iii) 3,000,000 of our common shares, issued for no consideration on the date of termination.

In order to incentivize Allseas' continued services to us, on November 10, 2009, we entered into a tripartite agreement with Allseas and Loretto Finance Inc., a wholly-owned subsidiary of Allseas (“Loretto”), pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares to Loretto in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable.

Option/SAR Grants in Fiscal Year Ended December 31, 2015

None.

Outstanding Equity Awards at Fiscal Year-End Table

Name	Number of Securities underlying Unexercised Options (#) Exercisable	Number of Securities underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($/Sh)	Option Expiration Date

George Skrimizeas	1,500	-	$120,00	11/21/2016

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	-	-	-
Equity compensation plans not approved by security holders	2,800	$120.00	1,702,000
Total	2,800	$120.00	1,702,000

Compensation Discussion and Analysis

As described above, we do not directly retain the services of our executive officers. Instead, their services are provided pursuant to the terms of services agreements with Allseas. Pursuant to the terms of these services agreements, we pay Allseas an annual fee of €2.9 million (or $3.2 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, plus expenses. Allseas also entitled to a termination fee if the agreements are terminated upon a “change of control” as defined in the services agreements.

In determining the amount to be paid to Allseas under the services agreements, our Board of Directors considers the costs incurred and expected to be incurred by Allseas in providing the services within industry standards.

From time to time, the compensation committee also considers the appropriateness of granting to our directors, executive officers and certain key employees of Allseas restricted shares of our common stock, subject to vesting requirements, in order to align the interest of our directors, executive officers and such key employees with those of our shareholders. In determining the amount of these grants, the compensation committee considers the then-current market price of our common stock, the aggregate share holdings of our directors, management and key employees of Allseas, the results of the Company’s operations for the year, and the contribution of the Board, management and Allseas to the Company’s results.

On February 26, 2015, we granted an aggregate of 70,000 non-vested share awards to employees of Allseas, with a grant date fair value of $1.865 per share, which will vest ratably over a two-year period commencing on December 31, 2015.

On March 17, 2015, we granted an aggregate of 30,000 non-vested share awards to executive officers of Allseas, with a grant date fair value of $1.310 per share, which will vest ratably over a two-year period commencing on December 31, 2015.

COMPENSATION COMMITTEE REPORT

Our compensation committee has reviewed the Compensation Discussion and Analysis and approved its inclusion in this Proxy Statement.

THE COMPENSATION COMMITTEE
/s/ Nigel D. Cleave
/s/ Dimitrios Sigalas
/s/ Bruce Ogilvy
/s/ Lambros Theodorou

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee hereby reports as follows:

1.	The audit committee has reviewed and discussed the audited financial statements with our management for the year ended December 31, 2014.

2.	The audit committee has discussed with Ernst & Young (Hellas) Certified Auditors-Accountants S.A., our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance), as may be amended or modified.

3.	The audit committee has received the written disclosures and the letter from Ernst & Young (Hellas) Certified Auditors-Accountants S.A., required by PCAOB Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence), as may be modified or supplemented, and has discussed with Ernst & Young (Hellas) Certified Auditors-Accountants S.A. their independence.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the audit committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2014, for filing with the SEC.

THE AUDIT COMMITTEE
/s/ Nigel D. Cleave
/s/ George Xiradakis
/s/ Bruce Ogilvy
/s/ Lambros Theodorou

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

Shareholders sharing an address who are receiving multiple copies of our proxy materials, including this Proxy Statement, proxy card and Annual Report, may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all shareholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, separate copies of the proxy materials to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders who wish to receive separate copies of the proxy materials, now or in the future, should submit their request to us by phone at 011-30-210-891-4600 or by mail at 15 Karamanli Ave., 166 73, Voula, Greece.

OTHER BUSINESS

The Board of Directors knows of no other business to be brought before the Special Meeting. If, however, any other business should properly come before the Special Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

By Order of the Board of Directors,

Aikaterini Stoupa, Secretary

Voula, Greece

January 14, 2016

APPENDIX A

ARTICLES OF AMENDMENT OF

ARTICLES OF INCORPORATION OF

PARAGON SHIPPING INC.

UNDER SECTION 90 OF THE BUSINESS CORPORATION ACT

The undersigned, Michael Bodouroglou, Chief Executive Officer of Paragon Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Corporation”), for the purpose of amending the Articles of Incorporation of said Corporation, hereby certify:

1.	The name of the Corporation is: PARAGON SHIPPING INC.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of April 26, 2006, and were subsequently amended on October 26, 2006.

3.	The Articles of Incorporation, as amended, were amended and restated on November 20, 2006 and April 7, 2010 and were subsequently amended on November 2, 2012.

4.	The following shall be inserted immediately following the last sub-paragraph of Paragraph D of the Amended and Restated Articles of Incorporation, effecting a combination of the outstanding shares of Common Stock:

“Effective as of 5:01 p.m., Marshall Islands time on ________ __, 201_ (12:01 a.m., New York time on _______ __, 201_), every ________ (__) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number and par value of shares of common stock and the number and par value of shares of preferred stock authorized pursuant to this Paragraph D shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. All shares of common stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. [If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, the Corporation shall, in lieu of issuing any such fractional share, round such fractional share up to the nearest whole share.]”

5.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

6.	This Amendment to the Amended and Restated Articles of Incorporation was authorized by actions of the Board of Directors and Shareholders of the Corporation.

IN WITNESS WHEREOF, I have executed these Articles of Amendment on this ___ day of __________, 201_.

Michael Bodouroglou
Chief Executive Officer